Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

04046570

SUPPL

Ref.:
Ellen Ronæss, Shareholder Services, Tel.: +47 22 54 44 30
Øysten M. Ore, Investor Relations, Tel.: +47 22 54 44 58

Date: 22 November 2004

ORK – Trade subject to notification – exercised options

On 19 November 2004, in connection with Orkla's option programme, 2,000 options were exercised in Orkla shares at a strike price of NOK 132.

A total of 1,728,846 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining part of the cash bonus programme.

Orkla currently holds 6,778,012 own shares.

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